FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC STATEMENT ON BANK EKONOMI

HSBC Holdings plc ('HSBC') advises that the strategic options with respect to its 98.94% shareholding in PT Bank Ekonomi Raharja Tbk (Bank Ekonomi) are being reviewed. This announcement follows enquiries from the Indonesia Stock Exchange to Bank Ekonomi.

Peter Wong, Chief Executive Officer of HSBC Asia Pacific, said: "HSBC remains committed to investing and growing in Indonesia. Should the strategic review result in a disposal, the proceeds would be reinvested in Indonesia, a priority market for the HSBC Group."

HSBC will make a further statement if or when appropriate.

HSBC's stake in Bank Ekonomi is held by the Group's wholly-owned subsidiary, HSBC Asia Pacific Holdings (UK) Limited.

Media enquiries:
Hong Kong
Vinh Tran	+852 6792 8199	vinhtran@hsbc.com.hk
United Kingdom
Patrick Humphris	+44 (0)20 7992 1631	patrick.humphris@hsbc.com

Investor Relations enquiries:
London
Guy Lewis	+44 (0)20 7992 1938	guylewis@hsbc.com
Hong Kong
Hugh Pye	+852 2822 4908	hugh.pye@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,600 offices in 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,681bn at 31 March 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 31 May 2013